FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                 For the month of July 1, 2006 to July 31, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: July 18, 2006





.........................................
(Signed by)
 P M SMYTH
Chief Executive

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                 For the month of July 1, 2006 to July 31, 2006

646      Joint Venture with Petro African
647      Second Quarter Activities Report
648      Conclusion of Angolan Agreements
649      Quest Energy Middle East Limited
650      Appendix 3B
651      Voluntary Escrow

                                                    CITYVIEW
                                                    Corporation Limited

                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com



July 11, 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000



                        JOINT VENTURE WITH PETRO AFRICAN

CityView advises that negotiations are reaching conclusion for CityView's entry into the Longonjo uranium project and the Ucua beryllium project. Dr Michael Smith, FIMMM, C.Sci, C.Eng has advised CityView: "Based on the author's experience of licence values in Angola, work done to date, the activities of his own group and current trends, an opinion of minimum value can be given. In the author's opinion, the minimum value of the interest available in both licences is not less than US$20 million. It is believed that a VALMIN study of the data will yield a figure in excess of this and the ultimate value, based on the work programmes envisaged is considerably in excess of this".

It is proposed that CityView will acquire a 30% interest in both of the projects for an allotment of twenty million new CityView shares. The other 70% interest will be held by Petro African Energy plc ("Petro African") controlled by a Black Power group based in Johannesburg.

A seven months work program has been agreed between CityView and Petro African with each party contributing on a pro-rata basis: Petro African 70% and CityView 30%. The total program budget is US$1,415,000 and will test all four targets, initially through geochemical sampling and then follow-up drilling. Upon completion of this program a resource estimate will be prepared together with an updated valuation. CityView's director Mr John Jacoby is being appointed to the operating committee and will be actively involved in supervising the program.

CityView will make a contribution of US$500,000 towards the past work program which has been carried out on the projects. This comprised integration of maps and data into a digital database, satellite imaging interpretation, aerial photo and topography study, ground reconnaissance, target definition and licence fees.

Having established an alliance with Petro African, CityView believes that it will be in a strong position to acquire further interests in Angola, and in particular participation in an onshore oilfield.

                                                             CITYVIEW
                                                             Corporation Limited
                                                             ACN 009 235 634



                          REPORT FOR THE QUARTER ENDED
                                  30 JUNE 2006

                               SUMMARY FACT SHEET

       --------------------------------------------------------------------------------------------------------------
                                                                 Company Details

                Registered Office:                                   17 Ord Street
                                                                     West Perth  WA     6005
                                                                     Australia
                Principal Place of Business:                         Level 9
                                                                     28 The Esplanade
                                                                     Perth             WA   6000
                Telephone:                                           (618) 9226 4788
                Fax:                                                 (618) 9226 4799
                E-Mail:                                              info@cityviewcorp.com
                Internet:                                            www.cityviewcorp.com
                Chairman:                                            Mahmood al Ansari
                Chief Executive Officer:                             P M Smyth
                Director and Company Secretary                       J H Jacoby
                Auditor:                                             BDO
                Australian Stock Exchange                            CVI
                NASD Symbol:                                         CTVWF
                Australian Share Registry:                           Computershare Investor Services Pty. Ltd.
                US Share Registry:                                   Computershare Trust Company Inc
       --------------------------------------------------------------------------------------------------------------

                Market Capitalisation at 30 June 2006

                Shares on Issue                                      161,333,232
                Options                                              80,651,616
                Fully Diluted Capital                                241,984,848
                Market Value Fully Diluted                           AUD$12,341,228    (US$9,159,659)
       --------------------------------------------------------------------------------------------------------------

                                 Trading Volume
                                                  AUS                          US                           TOTAL
                  MONTH                          VOLUME                      VOLUME                        VOLUME
                  April 2006                    2,072,110                      622,290                     2,694,400
                  May 2006                     10,505,093                      290,751                    10,795,844
                  June 2006                     8,197,483                      978,428                     9,175,911
                                      TOTAL
       --------------------------------------------------------------------------------------------------------------

                                                             CITYVIEW
                                                             Corporation Limited


         Oil & Gas Indonesia

         Simenggaris Concession - Kalimantan Indonesia

         On March 9, 2006 South Sembakung-2 was spudded and reached a depth of 7,750 feet on April 7, 2006 within Intra Meliat sand formation. The drill string then became stuck and the hole was sidetracked to 6,951 feet. The well has been temporarily suspended for further well test evaluation with a well service rig. CityView has been free carried throughout the drilling of South Sembakung-2. CityView has a 2.5% interest in the Simenggaris PSC.

         Madura Concession - Madura Island

         Medco has advised that an application for a one year extension of the Concession for the drilling of Konang-3 has been submitted to the relevant parties.

         CityView has a 2.65% interest in the Madura PSC and will be free carried throughout the drilling of Konang-3.

         Uranium - Angola

         During the Quarter CityView commenced negotiations to acquire a 30% interest in the Longonjo uranium project and the Ucua beryllium project in Angola.

         Three prospects has been identified within the Longonjo licence area:

         1. The Longonjo carbonatite is known to be prospective for niobium, tantaleum and uranium minerals commonly associated with carbonatite complexes.

         2.     The Catabola is an IOCG (iron oxide copper-gold) occurrence.

         3.     The Caqueti-Cuma is a vein type Cu-Au prospect.

         The Ucua licence area contains the Dande Pegmatite complex known as Zenza Norte, Zenza Sul and Mazumbo and is potentially an important source of beryllium.

                                                             CITYVIEW
                                                             Corporation Limited

         Corporate
         On May 10, 2006 CityView announced the resignation of Messrs Arbouw and Elliott from the Board and the appointment of Mr J H Jacoby as Director/Company Secretary. On May 11, 2006 CityView announced the resignation of Messrs Saddique and Thinagaran from the Board and the appointment of Mr Mahmood al Ansari as Chairman/Director of the Company.

         On May 16, 2006 the Company concluded a pro-rata non-renounceable rights issue which raised $3,226,465.

         CityView's 20F for the financial year ended 31 December 2005 was lodged with United States Securities Exchange Commission on June 30, 2006.

         Finance
         Cash at Bank                                            AUD$2,502,040
         Expenditure for the Quarter                             AUD$  800,577





         P M SMYTH
         Chief Executive Officer


         18 July, 2006

                                                    CITYVIEW
                                                    Corporation Limited

                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com



July 24, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


                        CONCLUSION OF ANGOLAN AGREEMENTS


CityView advises that on July 20, 2006 CityView completed its acquisition of a 30% interest in the Longonjo uranium project and the Ucua beryllium project.

Based on the valuation of Dr M. Smith FIMMM, C.Sci, C.Eng, CityView's 30% interest is worth US$6 million, equivalent to AUS$8 million approximately. After the allotment of the twenty million shares under the agreement, CityView's issued share capital is 181,333,232 ordinary shares: the value of this project equating to 4.4 cents per share.

CityView and its new co-venturer Petro African Energy plc will now make a joint application for an onshore oilfield in the Kwanza Basin of Angola.

                                                    CITYVIEW
                                                    Corporation Limited

                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com


July 27, 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000


                        QUEST ENERGY MIDDLE EAST LIMITED


Early in 2002 CityView Corporation Limited ("CityView") acquired an 8.3% interest in Asab Oil Limited ("Asab") for US$400,000. Asab was the holding company of Quest Energy Limited which was in joint venture with Woodside Energy Limited on several projects in the Middle East.

CityView's equity in Asab had been written down by the previous Board. However the present Board recognizes the strategic value of a presence in the Middle East and believes that it is important to maintain the 8.3% interest without dilution.

Asab has been steadily assembling a portfolio of energy-related projects which have been reconstituted into a new company, Quest Energy Middle East Limited ("Quest"). Because of its operator status Quest is recognized throughout the Middle East as a Qualified developer of oil and gas and power generation projects, and has project finance facilities in place with the regional banks in the region. The headquarters of Quest is in Dubai where a full operational office is maintained. Quest has spent a total of 40,901,660 UAE dirhams (equivalent to AUS$14.9 million) from inception to May 31, 2006 on acquiring and maintaining its portfolio.

Morison Menon, Dubai chartered accountants, have been commissioned to value the Quest portfolio. They have advised that as the value of the business is dependent on future cash flows, a valuation should be based on the Discounted Cash Flow method. Because of the risk involved, a 16% discount rate has been used. On such analysis Morison Menon have placed a fair market value of Quest at 45-46 million euros.

After extensive discussions it has been agreed that for an outlay of US$200,000 all arrears will be cleared and CityView can hold an unencumbered 83 shares of Quest's authorised and issued capital of 1,000 shares. The other shareholders of Quest are European Oil Limited 80 shares and QIGT (a consortium of prominent UAE investors) 837 shares. On a valuation of 45 million euros, 8.3% of Quest is worth US$4.7 million equivalent to AUS$6.3 million approximately which equates to 3.4 cents per CityView share.

Mr Mahmood al Ansari is chairman of both CityView and Quest and was instrumental in bringing the parties together but did not participate in the negotiations.

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5
                                  Appendix 3B

                            New issue announcement,
               application for quotation of additional securities
                                 and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.


Name of entity
--------------------------------------------------------------------------------
CITYVIEW CORPORATION LIMITED
--------------------------------------------------------------------------------

ABN
-------------------------------------------
59 009 235 634
-------------------------------------------

We (the entity) give ASX the following information.


                               Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

                                                --------------------------------
1       +Class of  +securities  issued or to    Ordinary Shares
        be issued

                                                --------------------------------


                                                --------------------------------
2       Number of  +securities  issued or to    20,000,000 Shares
        be  issued  (if  known)  or  maximum
        number which may be issued

                                                --------------------------------


                                                --------------------------------
3       Principal  terms of the  +securities    Shares held in voluntary escrow
        (eg, if options,  exercise price and    account until 21 July 2007.
        expiry   date;    if   partly   paid
        +securities,  the amount outstanding
        and  due  dates  for   payment;   if
        +convertible     securities,     the
        conversion   price   and  dates  for
        conversion)
                                                --------------------------------

                                                --------------------------------
4 Do the +securities rank equally in all YES respects from the date of allotment with an existing +class of quoted
        +securities?

        If the additional  securities  do  not
        rank equally, please state:
        o   the date from which they do
        o   the   extent    to   which    they
            participate for the next dividend,
            (in   the   case   of   a   trust,
            distribution)  or interest payment
        o   the  extent  to which they do  not
            rank    equally,  other   than  in
            relation       to     the     next
            dividend, distribution or interest
            payment
                                                --------------------------------


                                                --------------------------------
5       Issue price or consideration            40 cents per share

                                                --------------------------------


                                                --------------------------------
6       Purpose of the issue                    Issued to Dale Holdings Limited
        (If issued as consideration for the     in consideration for the
        acquisition of assets, clearly          acquisition of 30% interest in
        identify those assets)                  the LONGONJO and  UCUA licences
                                                in Angola.
                                                --------------------------------


                                                --------------------------------
7        Dates of entering  +securities into    21 July 2006
         uncertificated      holdings     or
         despatch of certificates


                                                --------------------------------


                                                ----------------- --------------
                                                Number            +Class
                                                ----------------- --------------
8        Number    and    +class    of   all    181,333,232       Shares
         +securities     quoted    on    ASX
         (including    the   securities   in    80,651,616        Options
         clause 2 if applicable)
                                                ----------------- --------------

                                                ----------------- --------------
                                                Number            +Class
                                                ----------------- --------------
9        Number    and    +class    of   all
         +securities   not   quoted  on  ASX
         (including    the   securities   in
         clause 2 if applicable)



                                                ----------------- --------------


                                                --------------------------------
10       Dividend  policy  (in the case of a    No Change
         trust,  distribution policy) on the
         increased capital (interests)
                                                --------------------------------


                     Part 2 - Bonus issue or pro rata issue

                                                --------------------------------
11       Is    security    holder    approval
         required?
                                                --------------------------------


                                                --------------------------------
12       Is   the   issue   renounceable   or
         non-renounceable?
                                                --------------------------------


                                                --------------------------------
13       Ratio in which the +securities  will
         be offered
                                                --------------------------------


                                                --------------------------------
14       +Class of  +securities  to which the
         offer relates
                                                --------------------------------


                                                --------------------------------
15       +Record     date    to     determine
         entitlements
                                                --------------------------------


                                                --------------------------------
16       Will     holdings    on    different
         registers   (or   subregisters)   be
         aggregated      for      calculating
         entitlements?
                                                --------------------------------


                                                --------------------------------
17       Policy for deciding  entitlements in
         relation to fractions

                                                --------------------------------


                                                --------------------------------
18       Names  of  countries  in  which  the
         entity  has  +security  holders  who
         will not be sent new issue documents

         Note:  Security holders must be told
         how  their  entitlements  are  to be
         dealt with.

         Cross reference: rule 7.7.
                                                --------------------------------


                                                --------------------------------
19       Closing    date   for   receipt   of
         acceptances or renunciations
                                                --------------------------------

                                                --------------------------------
20       Names of any underwriters
                                                --------------------------------


                                                --------------------------------
21       Amount  of any  underwriting  fee or
         commission
                                                --------------------------------


                                                --------------------------------
22       Names of any brokers to the issue

                                                --------------------------------


                                                --------------------------------
23       Fee  or  commission  payable  to the
         broker to the issue
                                                --------------------------------


                                                --------------------------------
24       Amount of any  handling  fee payable
         to brokers who lodge  acceptances or
         renunciations     on    behalf    of
         +security holders
                                                --------------------------------


                                                --------------------------------
25       If  the  issue  is   contingent   on
         +security  holders'  approval,   the
         date of the meeting
                                                --------------------------------


                                                --------------------------------
26       Date   entitlement   and  acceptance
         form  and   prospectus   or  Product
         Disclosure  Statement  will  be sent
         to persons entitled
                                                --------------------------------


                                                --------------------------------
27       If the entity has issued options, and
         the  terms entitle  option  holders to
         participate on  exercise,  the date on
         which notices  will be sent  to option
         holders
                                                --------------------------------


                                                --------------------------------
28       Date rights  trading  will begin (if
         applicable)
                                                --------------------------------


                                                --------------------------------
29       Date  rights  trading  will  end (if
         applicable)

                                                --------------------------------


                                                --------------------------------
30       How do +security  holders sell their
         entitlements   in  full   through  a
         broker?
                                                --------------------------------


                                                --------------------------------
31       How do  +security  holders sell part
         of  their  entitlements   through  a
         broker and accept for the balance?
                                                --------------------------------

                                                --------------------------------
32       How do +security  holders dispose of
         their  entitlements  (except by sale
         through a broker)?
                                                --------------------------------


                                                --------------------------------
33       +Despatch date


                                                --------------------------------

                        Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34              Type of securities
                (tick one)

(a) [X]         Securities described in Part 1


(b) [ ]         All other securities

                Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

                       Entities that have ticked box 34(a)

Additional securities forming a new class of securities


Tick to indicate you are providing the information or documents

35  [ ]         If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36  [ ]         If the +securities are +equity securities, a distribution
                schedule of the additional +securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37  [ ]         A copy of any trust deed for the additional +securities

                       Entities that have ticked box 34(b)

                                                --------------------------------
38       Number   of   securities   for  which
         +quotation is sought

                                                --------------------------------


                                                --------------------------------
39       Class  of   +securities   for   which
         quotation is sought

                                                --------------------------------


                                                --------------------------------
40       Do the +securities rank equally in all
         respects from the date of allotment
         with an existing +class of quoted
         +securities?

         If the additional securities do not
         rank equally, please state:
         o the date from which they do
         o the extent to which they participate
           for the next dividend, (in the case
           of a trust, distribution) or interest
           payment
         o the extent to which they do not rank
           equally,  other than in relation  to
           the next dividend, distribution or
           interest payment
                                                --------------------------------


                                                --------------------------------
41       Reason for request for quotation now

         Example:  In the  case of  restricted
         securities, end of restriction period

         (if   issued   upon   conversion   of
         another  security,  clearly  identify
         that other security)

                                                --------------------------------


                                                ----------------- --------------
                                                Number            +Class
                                                ----------------- --------------
42       Number and +class of all  +securities
         quoted   on   ASX    (including   the
         securities in clause 38)

                                                ----------------- --------------

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2        We warrant the following to ASX.

         o The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

         o There is no reason why those +securities should not be granted +quotation.

         o An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

           Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty



         o Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.


         o If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


Sign here:        ....................................   Date: .28 July 2006....
                  (Director/Company Secretary)


Print name:       P M SMYTH...........................

                                                    CITYVIEW
                                                    Corporation Limited

                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com





July 28, 2006



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000


                                VOLUNTARY ESCROW


Further to CityView's announcement dated July 24, 2006 titled "Conclusion of Angolan Agreements" CityView advises that as agreed by both parties the twenty million shares issued to purchase a 30% interest in the Longonjo uranium project and the Ucua beryllium project will be held in voluntary escrow for a period of twelve months until July 21, 2007.

  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


                 For the month of July 1, 2006 to July 31, 2006



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION